                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                       HEALTH BENEFITS DIRECT CORPORATION
          ------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   42220V 10 7
                     ---------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
                                Harvey J. Kesner
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 11, 2006
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------------
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP NO. 42220V107                   13D                            Page 2 of 7
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     1.        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NO. OF ABOVE PERSONS (ENTITIES ONLY)
                    The Clemens-Beaver Creek Limited Partnership
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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
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     3.        SEC USE ONLY

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     4.        SOURCE OF FUNDS
                    WC
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     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 |_|
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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES OF AMERICA
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 NUMBER OF         7.    SOLE VOTING POWER
   SHARES                     1,500,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8.    SHARED VOTING POWER
   EACH                       0
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9.    SOLE DISPOSITIVE POWER
                              1,500,000
               -----------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
    11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,500,000
--------------------------------------------------------------------------------
    12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|
--------------------------------------------------------------------------------
    13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.5%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  warrants to purchase  500,000 shares of the Issuer's  common stock that are exercisable within 60 days of the date of this Schedule 13D.

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CUSIP NO. 42220V107                   13D                            Page 3 of 7
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     1.        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NO. OF ABOVE PERSONS (ENTITIES ONLY)
                    Alvin H. Clemens
--------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
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     3.        SEC USE ONLY

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     4.        SOURCE OF FUNDS
                    PF
--------------------------------------------------------------------------------
     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
 NUMBER OF         7.    SOLE VOTING POWER
   SHARES                     475,000 (2)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8.    SHARED VOTING POWER
   EACH                       1,500,000 (3)
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9.    SOLE DISPOSITIVE POWER
                              475,000 (2)
               -----------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                              1,500,000 (3)
--------------------------------------------------------------------------------
    11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,975,000
--------------------------------------------------------------------------------
    12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|
--------------------------------------------------------------------------------
    13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.2%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(2)  Includes  100,000  shares of the  Issuer's  common  stock  held by Alvin H.
Clemens' minor  children and warrants to purchase  75,000 shares of the Issuer's common stock that are  exercisable  within 60 days of the date of this  Schedule
13D.

(3)  Includes  1,000,000  shares of the  Issuer's  common  stock and warrants to purchase  500,000 of the Issuer's  common stock that are  exercisable  within 60 days of the date of this Schedule 13D held by The  Clemens-Beaver  Creek Limited
Partnership  which are deemed to be  beneficially  owned by Alvin H.  Clemens by virtue of Mr.  Clemens  being the general  partner of The  Clemens-Beaver  Creek
Limited Partnership.

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CUSIP NO. 42220V107                   13D                            Page 4 of 7
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                            STATEMENT ON SCHEDULE 13D

         This Statement on Schedule 13D (the  "Statement") is filed on behalf of
The  Clemens-Beaver  Creek  Limited  Partnership  and Alvin H.  Clemens with the
Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity  securities to which this Statement  relates is the common  stock,  par value  $0.001  per share  (the  "Common  Stock"),  of Health
Benefits  Direct  Corporation.   a  Delaware  corporation  (the  "Issuer").  The
principal  executive  offices of the Issuer are located at 2900  Gateway  Drive,
Pompano Beach, Florida 33069.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      NAME

         This Statement is filed by the Clemens-Beaver Creek Limited Partnership and Alvin H. Clemens (the  "Reporting  Persons").  The Reporting  Persons may be
deemed a group  pursuant to Section 13 of the  Securities  Exchange Act of 1934.
The Reporting Persons do not affirm the existence of such a group.

         Alvin  H.  Clemens  is an  individual  whose  business  address  is 100
Matsonford Road, 5 Radnor  Corporate  Center,  Suite 555, Radnor,  PA 19087. Mr.
Clemens principal occupation is Chairman of the Board of Directors and Executive
Chairman of the Issuer which is located at 2900 Gateway Drive, Pompano Beach, FL
33069.  Mr.  Clemens is also the  General  Partner of the  Clemens-Beaver  Creek
Limited Partnership. Mr. Clemens is a citizen of the United States of America.

         The Clemens-Beaver  Creek Limited  Partnership is a limited partnership organized and existing under the laws of the state of Pennsylvania. The business address of the Clemens-Beaver  Creek Limited Partnership is 100 Matsonford Road,
5 Radnor Corporate Center,  Suite 555, Radnor, PA 19087. The principal  business of the Clemens-Beaver Creek Limited Partnership is private investing.

         During the last five years,  neither of the Reporting  Persons has been convicted of a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 23, 2005,  and January 11, 2006, the  Clemens-Beaver  Creek
Limited Partnership invested $250,00 and $750,00,  respectively,  in the Issuer.
The source of these funds was the working  capital of the  Clemens-Beaver  Creek
Limited Partnership.

         On September 16, 2005, Mr. Clemens invested $225,000 in Health Benefits
Direct  Corporation,  predecessor  to the Issuer,  and on November 23, 2005, Mr.
Clemens  invested  $30,000  in the Issuer on behalf of his minor  children.  The source of these funds was Mr. Clemens personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock  acquired by each of the  Reporting  Persons were  acquired  for  investment  purposes.  Neither  of  the  Reporting  Persons presently have any plans or proposals  which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D

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CUSIP NO. 42220V107                   13D                            Page 5 of 7
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The aggregate  number of shares of Common Stock and  percentage of  the  outstanding  Common  Stock  of the  Issuer  beneficially  owned  by The
Clemens-Beaver Creek Limited Partnership is as follows:

  Aggregate Number of     Number of Shares: Sole       Number of Shares: Shared     Approximate
       Shares             Power to Vote or Dispose     Power to Vote or Dispose     Percentage*
------------------------------------------------------------------------------------------------
      1,500,000                 1,500,000                        0                     5.5%
------------------------------------------------------------------------------------------------
* The Clemens-Beaver Creek Limited Partnership's  percentage of ownership of the
Issuer's  common stock is based on 27,191,482  shares of common stock issued and outstanding including warrants to purchase 500,000 shares of the Issuer's common stock held by The Clemens-Beaver Creek, Limited Partnership.

         (c)  During  the  past  60  days,  The  Clemens-Beaver   Creek  Limited
Partnership affected no transactions in shares of Common Stock other than as set forth in this Statement.

         (d) No entity other than the Clemens-Beaver  Creek Limited  Partnership is known to have the right to  receive,  or the power to direct  the  receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

         (a)-(b) The aggregate  number of shares of Common Stock and  percentage of the outstanding Common Stock of the Issuer  beneficially owned by Mr. Clemens is as follows:

  Aggregate Number of     Number of Shares: Sole       Number of Shares: Shared     Approximate
       Shares             Power to Vote or Dispose     Power to Vote or Dispose     Percentage*
------------------------------------------------------------------------------------------------
      1,975,000                  475,000                       1,500,000                7.2%
------------------------------------------------------------------------------------------------
* Mr.  Clemen's  ownership of the Issuer's common stock is based upon 27,266,482 shares of common stock issued and  outstanding  as of February 6, 2006 including warrants to purchase 75,000 shares of the Issuer's common stock held by Alvin H.
Clemens and warrants to purchase  500,000  shares of the  Issuer's  common stock held by the Clemens-Beaver Creek Limited Partnership.

         (c) During the past 60 days, Mr. Clemens  affected no  transactions  in shares of Common Stock other than as set forth in this Statement.

         (d) No  person  other  than Mr.  Clemens  is known to have the right to receive,  or the power to direct the receipt of dividends  from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         The Reporting  Persons may be deemed a group  pursuant to Section 13 of the  Securities  Exchange Act of 1934.  The Reporting  Persons do not affirm the existence of such a group.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

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CUSIP NO. 42220V107                   13D                            Page 6 of 7
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         Not applicable.

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CUSIP NO. 42220V107                   13D                            Page 7 of 7
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                                    SIGNATURE

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  March 7, 2006

/s/ Alvin H. Clemens
--------------------------------
Alvin H. Clemens

THE CLEMENS-BEAVER CREEK LIMITED PARTNERSHIP

By: /s/ Alvin H. Clemens
   ----------------------------
Name:  Alvin H. Clemens
Title: